United States securities and exchange commission logo





                           January 19, 2022

       Mark Frost
       Chief Financial Officer
       Fathom Digital Manufacturing Corp
       1050 Walnut Ridge Drive
       Hartland, WI 53029

                                                        Re: Fathom Digital
Manufacturing Corp
                                                            Registration
Statement on Form S-1
                                                            Filed on January
14, 2022
                                                            File No. 333-262189

       Dear Mr. Frost:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202)-551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing